MASTERWORKS

Barkley

# HENDRICKS



## NEW #1 RECORD

Broke His Top Record In May Then
Broke It Again In November For $8.4M

50% SOLD OUT

INVEST NOW

Why Do We Like This Painting?

1

## Top Record Broken Twice This Year!

Hendricks' market boom has resulted in two new top prices this year, including a record $8.4M sale just last week.


New Record!



| #1 Auction Record | #2 Auction Record |
|---|---|
| $8,377,500 (11/15/23) | $6,100,000 (5/17/23) |

2

# Opportunistic Acquisition by Masterworks!



**May 17, 2023**

Hendricks' painting *Stanley* sells for $6.1M, setting a new record for the artist.


BARKLEY L. HENDRICKS
PORTRAITS AT THE FRICK

**Sept 23, 2023**

A solo exhibition featuring Hendricks' work opens at the prestigious Frick Museum in New York.



**Nov 7, 2023**

We purchased today's offering near its low estimate.



**Nov 15, 2023**

Hendricks achieves a new Top Record at Sotheby's for $8.4M, signaling ongoing growth.

3

## Increasing In Value!

Though it differs in composition, Masterworks' other painting by Hendricks, Selina (Star), has more than doubled in value since launching on our platform.[1]



***Hendricks' Increase In Value***

Launched at $20/Share

**December 17, 2020**

↓

Appraised at $43.87/Share

**Sept 30, 2023**

**INVEST NOW**


TODAY'S OFFERING!

# "FOR BARKLEY HENDRICKS, FINALLY A SEAT AT THE HEAD OF THE TABLE."

The New York Times

2023

Important Disclosures

More information on the Offering Circular can be found at sec.gov

1. Masterworks offered the referenced painting by Hendricks on December 17, 2020, Selina (Star). While different from the new offering in this email, based on a review of comparable sales, as of June 30, 2023, Selina (Star) has more than doubled in value. The performance of "Selina (Star)" is not indicative of the future performance of this work.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique, and historical price trends of a group of selected artwork are not a direct proxy for the historical price performance of any specific painting or any investment in securities referenced. The data shown represents the whole art and is not comparative to an investment in our offerings, which includes fees and expenses.

You must read the offering documents filed with the SEC before investing and the additional information available at https://www.masterworks.com/about/disclosure

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281